77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock Strategic Bond Trust (the "Fund") held on Friday, October 25, 2013, the results were as follows:

	To approve an Agreement and Plan of Reorganization between the Fund and BlackRock Debt Strategies Fund, Inc, and the termination of the Fund's registration under the Investment Company Act of 1940

With respect to the Proposal, the shares of the Fund were voted as follows:

For	Against	Abstain
3,699,682	243,339	112,283